UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number: 0-20979

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Industrial Services of America, Inc.
Full Name of Registrant

Former Name if Applicable

7100 Grade Lane
Address of Principal Executive Office (Street and Number)

Louisville, Kentucky 40213
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Industrial Services of America, Inc. (the “Company”) is unable to timely file with the Securities and Exchange Commission (the “Commission”) its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 because the compilation, dissemination, review and finalization of the information required to be presented in the report could not be completed within the prescribed time period without unreasonable effort or expense.  In 2014, management reviewed all operations of the business. An area of significant focus was the Company’s shredder operations. The Company shreds large pieces of ferrous scrap material, such as automobiles and major appliances, in its shredder.  A residue by-product of the Company’s shredder operations is referred to as “automobile shredder residue” (ASR) which the Company processes for resale. Management spent much of 2014 working to assess the Company’s ASR process and implemented significant process and strategy changes associated with the ASR process. When management performed the year-end lower of cost-or-market assessment of all inventory, the decrease in the metals market prices in the fourth quarter of 2014 and first quarter of 2015, combined with the changes in the Company’s strategy and processes related to its ASR inventory, resulted in an inventory write-down as of December 31, 2014.

The Company is reviewing the impact of the writedown with its senior secured lenders in connection with its credit facility financial covenants. The results of these discussions may affect the presentation of certain items in the Form 10-K and the financial statements.  Accordingly, the Company was unable to file the report by March 31, 2015.

The Company expects to file the Annual Report on Form 10-K within fifteen calendar days of its prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Todd Phillips	(502)	214-7234
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2014, the Company expects to incur a net loss of $7.3 million compared with a net loss of $13.8 million for calendar 2013.  The expected decrease in the net loss in 2014 as compared to 2013 is primarily a result of an expected decrease in total cost of sales of $20.1 million as compared to the prior year, as well as $0.5 million of lower selling, general and administrative expenses, $3.5 million of lower impairment loss of intangibles, $1.1 million of lower interest expense and $1.4 million of lower income tax provision.  This expected decrease in expenses offsets an expected decrease in total revenue of $19.3 million compared to 2013 as well as a lower gain on lawsuit settlement of $0.6 million. The lower 2014 revenues were primarily attributable to a $34.4 million decrease in revenue from the discontinuation of the Company’s stainless steel alloys business which was previously disclosed in the Company’s SEC filings.  The inventory write-down discussed in Part III of this Form 12b-25 increased the amount of the expected net loss for the year ended December 31, 2014.  All amounts related to the expected results of operations for 2014 are based on management’s reasonable estimates, pending completion of the preparation of the Company’s financial statements for the year ended December 31, 2014.

This Form 12b-25 contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on the Company’s current expectations and involve risks and uncertainties that could cause actual results and events to differ materially from those described in the statements. The words “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward looking statements. Factors that could cause results to differ materially from current expectations include those referenced in the Company’s Form 10-K for the year ended December 31, 2013 or subsequent SEC filings. You should not place undue reliance on these forward-looking statements.

Industrial Services of America, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2015	By	/s/ Todd Phillips
			Printed Name:	Todd Phillips
			Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).